UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s Interim Report for the six months ended February 28, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 8, 2014

Hong Kong Television Network Limited
香港電視網絡有限公司

Stock Code - SEHK : 1137;
NASDAQ : HKTV

HKTV

The Power of Infinity

INTERIM REPORT 2014

Hong Kong Television Network Limited (“HKTV”) is a Hong Kong and the U.S. listed company (SEHK: 1137; NASDAQ: HKTV). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalisation, popularising advanced technology and applications. The Group is currently striving to expand its foothold to the multimedia and TV industry, with its mobile TV spectrum and Over-The-Top platforms. More information on HKTV can be found at www.hktv.com.hk.

Contents

002	Corporate Information
003	Chairman’s Statement
004	Management’s Discussion and Analysis
011	Unaudited Consolidated Income Statement
012	Unaudited Consolidated Statement of Comprehensive Income
013	Unaudited Consolidated Balance Sheet
014	Unaudited Consolidated Statement of Changes in Equity
015	Unaudited Condensed Consolidated Cash Flow Statement
016	Notes to Unaudited Interim Financial Report
029	Independent Review Report
030	Other Information

Where the English and the Chinese texts conflicts, the English text prevails

002     Hong Kong Television Network Limited     Interim Report 2014

Corporate Information

FINANCIAL CALENDAR

Six-month interim period ended

28 February 2014

Announcement of interim results

24 April 2014

Dispatch of Interim Report to Shareholders

(on or about) 9 May 2014

LISTING

Hong Kong Television Network Limited’s shares are listed under the stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “HKTV”.

Executive Directors

Mr. WONG Wai Kay, Ricky 3,4 (Chairman)

Mr. CHEUNG Chi Kin, Paul 3,5 (Vice Chairman)

Ms. TO Wai Bing 3 (Chief Executive Officer)

Ms. WONG Nga Lai, Alice 3,5 (Chief Financial Officer)

Non-executive Director

Dr. CHENG Mo Chi, Moses 7,9

Independent Non-executive Directors

Mr. LEE Hon Ying, John 1,7,8

Mr. PEH Jefferson Tun Lu 2,5,6,9

Mr. MAK Wing Sum, Alvin 2,7,9

[1]	Chairman of Audit Committee
[2]	Members of Audit Committee
[3]	Members of Executive Committee
[4]	Chairman of Investment Committee
[5]	Members of Investment Committee
[6]	Chairman of Nomination Committee
[7]	Members of Nomination Committee
[8]	Chairman of Remuneration Committee
[9]	Members of Remuneration Committee

Company Secretary

Ms. WONG Nga Lai, Alice

Authorised Representatives

Mr. WONG Wai Kay, Ricky

Mr. CHEUNG Chi Kin, Paul

Registered Office

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung, New Territories, Hong Kong

Legal Adviser to the Company as to U.S. and Hong Kong Laws

Latham & Watkins

18th Floor

One Exchange Square

8 Connaught Place

Central, Hong Kong

Auditors

KPMG

Certified Public Accountants

8th Floor

Prince’s Building

10 Chater Road

Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited

46th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation

101 Barclay Street, 22nd Floor

New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

The Hongkong and Shanghai Banking Corporation Limited

Website

www.hktv.com.hk

003     Hong Kong Television Network Limited     Interim Report 2014

Chairman’s Statement

Dear Shareholders,

The Group devotes efforts to rejuvenate the TV and creative industry in Hong Kong over the past four years. HKTV has started preparation work and has been making unremitting efforts, even since December 2009 when it submitted its application for Domestic Free Television Programme Service Licence. Unfortunately, chaotic broadcasting policies together with the Government’s inconsistent positions towards policies resulted in our failure in such application. In December last year, the Group completed the acquisition of mobile TV licence and spectrum, but we are unable to discuss or to reach a consensus with Communications Authority on the transmission standard to be deployed until now. In regard to this, we have filed an application for Judicial Review, hoping that the Court can clarify legal concerns so that we can liaise and confirm transmission standard with the Communications Authority.

Over the past years, we need to strike for public interest in order to deliver positive messages, as well as balancing the return to shareholders, and to consider our Talent’s future career arrangements.

In view of the above, the Group announced redundancy of 207 Talents on 11 April, who will leave the Group by phases upon completion on their existing tasks. Thereafter, we will continue to look into the possibility of consolidating mobile TV and OTT platforms, and to explore other revenue models including TV shopping channel and E-Commerce platforms, in order to create bonding with retailers so that we will have sizable customer base when the Group formally launches mobile TV service in future. In order to carry through our determination to fully devote into TV industry after the disposal of the telecommunications business, the Group has submitted again an application for Domestic Free Television Programme Service Licence, with the number of TV channels reduced and investment amount enhanced. We hope that the government can review this application seriously, and to adhere to the prevailing policy in the approval process.

In future, the Group will carry out stringent control over expenses, in order to build a prudent financial ground for future developments.

Wong Wai Kay, Ricky

Chairman

Hong Kong, 24 April 2014

004     Hong Kong Television Network Limited     Interim Report 2014

Management’s Discussion

and Analysis

FINANCIAL HIGHLIGHTS

In thousands of Hong Kong dollars except for per share amounts and ratios

	For the six months ended		Year-on-Year Change
	28 February 2014	28 February 2013	Amount	%
Turnover	967	3,400	(2,433)	(71.6%)
Loss attributable to shareholders	(119,578)	(8,480)	(111,098)	1,310.1%
Loss per share
– Basic (HK Cents)	(14.8)	(1.0)	(13.8)	1,380.0%
– Diluted (HK Cents)	(14.8)	(1.0)	(13.8)	1,380.0%
Capital Expenditures	2,190	30,619	(28,429)	(92.8%)

	As at 28 February 2014	As at 31 August 2013
Cash position[1]	630,748	690,506	(59,758)	(8.7%)
Available-for-sale securities	2,017,110	1,961,614	55,496	2.8%
Total outstanding borrowings	693,343	532,043	161,300	30.3%
Total equity attributable to equity shareholders	3,172,707	3,250,622	(77,915)	(2.4%)
Shares in issue (in thousands)	809,017	809,017	—	—
Net asset per share (HK$)	3.92	4.02	(0.10)	(2.5%)
Gearing ratio	0.020	N/A	N/A	N	/A

[1]	Cash position means cash at bank and in hand and term deposits

005     Hong Kong Television Network Limited     Interim Report 2014

BUSINESS REVIEW

1H2014 is a turbulence reporting period for HKTV. On 15 October 2013, contrary to the previous recommendation of Communications Authority made in 13 July 2011, the Chief Executive in Council announced its decision against HKTV’s application for a domestic free television programme service licence in Hong Kong (“free TV licence”) which was first made in December 2009. In light of this decision and the uncertainty as to whether or not the Company will ever be granted a free TV licence, the Company had taken immediate steps to ensure its long term well-being, including made redundant about 320 talents in October 2013, who would be leaving the Company in phases in a few months’ time. All new content production was stopped since then. Also, the Company has slowed down the capital expenditure plan, including the construction of the new multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories. The Company continued its business on artiste management services and independent content production, and also explored alternative plans for the development of its multimedia and content production business.

The Company firmly believes that the Hong Kong Government failed to give a proper explanation as to why the Company should be denied a free TV licence. On 6 January 2014, the Company has filed an application for leave to apply for judicial review in respect of the decision of the Chief Executive in Council in refusing to approve the Company’s application for the free TV licence, and the trial date for the judicial review is arranged in August 2014.

On 20 December 2013, the Company announced new developments to its Multimedia Business. In view of the increasing popularity of smart phones, tablet computers and handheld devices capable of multiple functions in Hong Kong, the Company decided to launch the innovative Over-The-Top (“OTT”) and mobile television services. The Company’s OTT services will enable viewers to view its channels via a number of Internet-connected devices, such as smart phones, tablet computers, personal computers and smart television sets. Viewers can choose to view the multimedia content either live or on a video-on-demand basis. The Company’s mobile television services will enable viewers to view its channels live through mobile devices capable of receiving the transmission of the Spectrum.

To develop the mobile television services, on the same date, the Company, through its wholly-owned subsidiary, acquired China Mobile Hong Kong Corporation Limited (its name was changed to Hong Kong Mobile Television Network Limited (“HKMTV”) on 10 January 2014), which holds, among other things, the Spectrum (defined as the frequency at 678–686 MHz and microwave link in the frequency range of 7910–7920 MHz for the provision of broadcast-type mobile television services), the Unified Carrier Licence and access to infrastructure, facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong. The Spectrum is valid for use by HKMTV until 30 August 2025 and total consideration and related transaction costs of HK$157.5 million was paid for the acquisition.

The Company originally expected to begin distributing its multimedia contents through these platforms starting on or about 1 July 2014 (which was subsequently postponed, for details, please refer to “Prospect” section below). The Company resumed its content production and started to re-hire in phases the talents who were made redundant in October 2013, and entered into the next phase of the construction of the new multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories. Since January 2014, production for three drama series has started –

1.	“End of the Day + 5” – a controversial topic on “when we still can embrace the future, we always ask what we want to do; but when the world will come to an end after the next 14 hours 37 minutes, what we can do?”.

2.	“Sexpedia” – a light romance featured 3 different but unique main characters with storyline structured around a sensitive topic on “sex”.

3.	“The Wicked League” – a sarcastic comedy featured the stories of 5 elders being abandoned and betrayed by their families, colleagues and friends, casted by tens of experienced senior actors and actresses with the aim to reflect the difficulties the elders faced in life and to remind the mass to care more about the elders around us.

006     Hong Kong Television Network Limited     Interim Report 2014

On variety and infotainment, in February 2014, we introduced a new reality show crossover travel programme – “HKTV “Working” Holiday”. The objective of this programme is to provide a platform to the youth, who born in 1990s and usually being considered as spoiled and dependent, to demonstrate their ability, creativity and determination. The shortlisted candidates would be responsible for the filming process, from research, script writing to being the emcee of different luxury travel programme, including Ferrari test drive along Lake Como in Milan, visit Arte e Querce to be a truffle hunter with the help of a truffle dog which worth HK$180,000 for a treasury hunting journey, etc.

In short, during the reporting period, HKTV has put every effort on its operation to prepare for the service launch.

FINANCIAL REVIEW

The Company’s operations mainly include Multimedia Business as well as corporate functions.

Turnover of HK$1.0 million (1H2013: HK$3.4 million) mainly included income from content licensing and production and provision of artiste management services. The decrease was mainly due to the expiry of the licence agreement on distributing news content with our discontinued operations since 1 September 2013. During the period, due to the rejection from the Chief Executive in Council on HKTV’s application for a free TV licence on 15 October 2013, the free TV service launch has been further delayed and no material revenue has been generated from the Multimedia Business.

Cost of sales of HK$0.6 million (1H2013: HK$7.6 million) mainly included production costs for content production for third party customers. The decrease was due to the expiry of the licence agreement for distributing news content.

Other operating expenses increased by HK$53.0 million to HK$148.2 million in 1H2014 (1H2013: HK$95.2 million), mainly because of the followings:

1.	Increase in write off of artiste prepayments and provision for committed artiste payments of HK$27.7 million due to the under-utilisation during the period, and provision made for onerous commitments which do not expect to be utilised because of production suspension;

2.	Uncapitalised talent costs increased by HK$10.6 million as a combined effect of the reduction in capitalisation due to the programme production suspension and the reduction in talent costs resulted from the redundancy made on 16 October 2013;

3.	Amortisation of intangible assets and uncapitalised deprecation of fixed assets increased by HK$6.4 million due to the additional amortisation arose from the Spectrum obtained through acquisition of HKMTV and the decrease in depreciation capitalisation as a result of the programme production suspension; and

4.	Increase in other operating expenses, such as legal and professional fee and write off of programme costs due to business and operation development over time.

Other income of HK$63.0 million was earned during 1H2014 (1H2013: HK$50.7 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, net exchange gain and rental income from investment properties. The increase was mainly contributed by the combined effect of full year impact on investment return and increased investment amount.

Finance costs, net increased by HK$1.2 million mainly arose from increase in bank loans for investment yield enhancement purpose.

No valuation gain/loss on investment properties was recorded in 1H2014 (1H2013: gain of HK$38.9 million) based on the valuation carried out by an independent firm of surveyors.

Impairment losses of HK$32.0 million in relation to fixed assets (except for investment properties), intangible assets and programme costs of Multimedia Business was recognised in 1H2014 (1H2013: Nil).

007     Hong Kong Television Network Limited     Interim Report 2014

As a result of the above, a net loss of HK$119.6 million was recorded in 1H2014 versus HK$8.5 million in 1H2013.

On treasury, the Group has invested, at fair value, of HK$2,017.1 million into available-for-sale-securities, HK$155.2 million into term deposits, and with HK$475.5 million cash at bank and in hand. Among the available-for-sale securities, about 98% are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity. There was a HK$29.4 million revaluation loss being recorded in Fair Value Reserve due to mark-to-market valuation as at 28 February 2014 (31 August 2013: HK$71.1 million).

On capital investment, the Group, through its wholly–owned subsidiary, acquired 100% equity interest of HKMTV at a total consideration and related transaction costs of HK$157.5 million which mainly comprised of Spectrum, facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong on 20 December 2013.

On programme costs, the Group invested HK$335.9 million, before impairment losses of HK$10.7 million as of 28 February 2014, versus HK$289.8 million as of 31 August 2013, mainly represented the capitalised talent costs and production overheads directly attributable to drama and variety and infotainment programme production and certain purchased contents. Due to the rejection on 15 October 2013 of free TV licence application made in December 2009, all new programme production has been suspended, but was subsequently resumed after the announcement on the new business development to launch the innovative OTT and mobile television services on 20 December 2013. The programme production was subsequently suspended after 28 February 2014, for details, please refer to “Prospect” section below.

LIQUIDITY AND CAPITAL RESOURCES

As at 28 February 2014, the Group had total cash position of HK$630.7 million (31 August 2013: HK$690.5 million) and outstanding borrowings of HK$693.3 million (31 August 2013: HK$532.0 million). Our total cash position of HK$630.7 million consisted of HK$475.5 million cash and bank balances, and HK$155.2 million term deposits. The decrease in total cash position was mainly due to the cash outflow for the acquisition of HKMTV and the net assets therein, and the utilisation of resources for programme production.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need, moreover, as and when additional cash is expected to be required to fund the Multimedia Business, the investments can be realised as appropriate.

As at 28 February 2014, the Group has utilised HK$693.2 million (31 August 2013: HK$531.9 million) uncommitted banking facilities mainly for investment purpose, leaving HK$1,852.4 million (31 August 2013: HK$2,011.8 million) uncommitted banking facilities available for future utilisation.

008     Hong Kong Television Network Limited     Interim Report 2014

Apart from the above, as of 28 February 2014, we had obligation under finance leases which amounted to HK$0.1 million (31 August 2013: HK$0.2 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity. There was no pledged bank deposit as at 28 February 2014 and 31 August 2013.

The debt maturity profiles of the Group as of 28 February 2014 and 31 August 2013 were as follows:

	28 February 2014 HK$’000	31 August 2013 HK$’000
Repayable within one year	693,319	531,973
Repayable in the second year	24	70

Total	693,343	532,043

As of 28 February 2014, our outstanding borrowings bore fixed interest rate and were all denominated in Hong Kong dollars or United States dollars.

After considering the cash and cash equivalents and term deposits held by the Group, the Group has a net debt to net asset gearing ratio of 0.020 times which is calculated as below:

28 February 2014 HK$’000
Net Debt (note (a))	62,595
Net Assets	3,172,707
Gearing (times)	0.020

note (a)	Net of cash at bank and in hand and term deposits

As the Group was in net cash position as at 31 August 2013, no gearing ratio is presented.

In 1H2014, we only spent HK$2.2 million on capital expenditure versus HK$30.6 million in 1H2013, as we have slowed down the capital expenditure plan during the period in light of the rejection of free TV licence application. Nevertheless, we have acquired 100% equity interest in HKMTV for the development in mobile TV services in December 2013 at a total consideration and related transaction costs of HK$157.5 million. For upcoming capital expenditure requirements for the Multimedia Business, we will remain cautious in the investment plan and it is expected to be funded by internal resources retained from the consideration received from the disposal of Telecom Business during FY2012, and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 28 February 2014, the Group’s bank loans of HK$693.2 million (31 August 2013: HK$531.9 million) were secured by an equivalent amount of available-for-sale securities held by various banks.

009     Hong Kong Television Network Limited     Interim Report 2014

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of exchange rate risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 28 February 2014 and 31 August 2013, the Group had no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

While we were scaling up the production team and resumed the new content production on 20 December 2013 after the announcement on the new business developments, we were also in discussions with and seeking clarifications from Office of the Communications Authority (“OFCA”) on certain legal and technical aspects of the Company’s mobile television business, particularly the transmission standards and applications for the use of rooftop sites and applications for telecommunication equipment certification. On 11 March 2014, the Company received an unfavorable reply from OFCA, and subsequent discussions were conducted with OFCA for further clarification. On 11 April 2014, the Board has come to a conclusion that the key position taken by OFCA appears to include the following:

•	the adoption of the DTMB transmission standard would render the Company’s mobile television services available for reception by an audience of more than 5,000 specified premises in Hong Kong and therefore the Company would not be entitled to commence its mobile television services unless a domestic television programme service licence issued under the Broadcasting Ordinance was first obtained by the Company; and

•	even if the Company’s mobile television services were available for reception by an audience of only one specified premise, the Company would still need to obtain a licence for “other licensable television programme service” under the Broadcasting Ordinance.

The Company believes that OFCA’s position stated above is a misinterpretation of the Broadcasting Ordinance and a non-adherence to or a misapplication of the government policy on mobile television services, which, among others, states that the Broadcasting Ordinance is not intended to govern the provision of broadcast-type mobile television services. In light of this, the Company has filed an application for leave to apply for judicial review in respect of OFCA’s position above on 11 April 2014.

Notwithstanding the above, in the hope of operating its mobile television services within the parameters set by OFCA, the Company is exploring with OFCA about the technical feasibility of adopting an alternative transmission standard for operating the mobile television services. However, on 22 April 2014, the Company received a reply from OFCA’s solicitor in respect of the Company’s letters dated 21 March 2014 and dated 8 April 2014 regarding exploring the technical feasibility of adopting an alternative transmission standard, OFCA’s solicitor indicated that it would be inappropriate to conduct parallel correspondence on issues while an application for leave to apply for Judicial Review on Mobile Television Services is under processing.

On 11 April 2014, as the Company does not wish to give up considering the use of other transmission standards, on the same day, the Company has also submitted a new application for a domestic free television programme service licence to the Communications Authority. The Company’s proposed investment plan for the first 6 years of operations is estimated to be around HK$3.4 billion, including HK$2.4 billion on programme costs, HK$600 million on operating expenditure and HK$400 million on capital expenditure.

010     Hong Kong Television Network Limited     Interim Report 2014

The Company is currently not in a position to provide an estimated launch date of its mobile television services or to comment on whether it could launch at all. As such, on 11 April 2014, the Company announced to streamline the scale of its workforce to match the business needs of the Company under the current circumstances. This has affected approximately 207 staff members, who are mainly from the television content production team. The Company has also suspended the filming of new television programmes.

Meanwhile, the Board actively review the Company’s position and continue to explore opportunities with respect to its OTT platform and other Multimedia Business opportunities. Riding on our content library and strong brand presence in Hong Kong, as part of the original plan on OTT and mobile television services, we are now exploring various business models to build a 24-hour “e-Shopping Mall” providing a “one-stop shop” platform to people in Hong Kong. We shall update our stakeholders in the next annual report or at appropriate time when a clearer picture emerges for business development.

MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the Broadcasting Ordinance for the grant of a domestic free television programme service licence. The application for leave was granted by High Court of the Hong Kong Administrative Region on 9 January 2014, and a trial for judicial review was subsequently arranged in August 2014.

On 11 April 2014, the Company filed an application for leave to apply for judicial review in respect of OFCA’s position in respect of the misinterpretation of the Broadcasting Ordinance and a non-adherence to or a misapplication of the government policy on mobile television services, which, among others, states that the Broadcasting Ordinance is not intended to govern the provision of broadcast-type mobile television services.

TALENT REMUNERATION

Including the Directors of the Group, as at 28 February 2014, the Group had 417 permanent full-time talents versus 527 as of 31 August 2013. On 11 April 2014, the Group announced that it would lay off around 207 staff members due to business and operation scale down, for details, please refer to “Prospects” section above.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

011     Hong Kong Television Network Limited     Interim Report 2014

Unaudited Consolidated

Income Statement

For the six months ended 28 February 2014

			Six months ended 28 February
	Note		2014 HK$’000	2013 HK$’000
Turnover	3		967	3,400
Cost of sales	4		(563)	(7,614)
Valuation gains on investment properties			—	38,900
Other operating expenses			(148,168)	(95,202)
Other income, net	5		63,046	50,670
Finance costs, net	6	(a)	(2,766)	(1,605)
Impairment losses	7		(32,000)	—

Loss before taxation	6		(119,484)	(11,451)
Income tax (expense)/credit	9		(94)	2,971

Loss for the period			(119,578)	(8,480)

Basic and diluted loss per share	11		HK(14.8) cent	HK(1.0) cent

The notes on pages 016 to 028 form part of this interim financial report.

012     Hong Kong Television Network Limited     Interim Report 2014

Unaudited Consolidated Statement

of Comprehensive Income

For the six months ended 28 February 2014

		Six months ended 28 February
	Note	2014 HK$’000	2013 HK$’000
Loss for the period		(119,578)	(8,480)
Other comprehensive income	8
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities: net movement in fair value reserve		41,663	13,193

Total comprehensive income for the period		(77,915)	4,713

The notes on pages 016 to 028 form part of this interim financial report.

013     Hong Kong Television Network Limited     Interim Report 2014

Unaudited Consolidated

Balance Sheet

As at 28 February 2014

		28 February	31 August
		2014	2013
	Note	HK$’000	HK$’000
Non-current assets
Fixed assets	12	516,464	531,277
Intangible assets	13	411,905	291,366
Long term receivable and prepayment		123	133
Other financial assets	14	1,647,510	1,620,277

		2,576,002	2,443,053
Current assets
Accounts receivable	15	1,182	1,325
Other receivables, deposits and prepayments		54,138	66,688
Programme costs		325,190	289,781
Inventories		357	357
Other current financial assets	14	369,600	341,337
Term deposits		155,224	342,657
Cash at bank and in hand		475,524	347,849

		1,381,215	1,389,994
Current liabilities
Accounts payable	16	5,515	4,074
Other payables and accrued charges		79,646	38,600
Deposits received		1,905	1,905
Bank loans	17	693,228	531,883
Tax payable		285	395
Derivative financial instrument	19	3,385	—
Current portion – obligations under finance leases	18	91	90

		784,055	576,947

Net current assets		597,160	813,047

Total assets less current liabilities		3,173,162	3,256,100
Non-current liabilities
Deferred tax liabilities	20	431	227
Derivative financial instrument	19	—	5,181
Obligations under finance leases	18	24	70

		455	5,478

NET ASSETS		3,172,707	3,250,622

CAPITAL AND RESERVES
Share capital	21	80,902	80,902
Reserves		3,091,805	3,169,720

TOTAL EQUITY		3,172,707	3,250,622

The notes on pages 016 to 028 form part of this interim financial report.

014     Hong Kong Television Network Limited     Interim Report 2014

Unaudited Consolidated Statement

of Changes in Equity

For the six months ended 28 February 2014

				Capital redemption
		Share	Share		Retained	Revaluation	Fair value	Other
		capital	premium	reserve	profits	reserve	reserve	reserve	Total
	Note	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622
Changes in equity for the period:
Loss for the period		—	—	—	(119,578)	—	—	—	(119,578)
Other comprehensive income		—	—	—	—	—	41,663	—	41,663

Total comprehensive income for the period		—	—	—	(119,578)	—	41,663	—	(77,915)
Revaluation reserve realised upon disposal of an investment property		—	—	—	5,397	(5,397)	—	—	—

At 28 February 2014		80,902	1,188,005	7	1,775,306	159,759	(29,446)	(1,826)	3,172,707

At 1 September 2012		80,902	1,188,005	7	2,051,149	165,156	—	(1,826)	3,483,393
Changes in equity for the period:
Loss for the period		—	—	—	(8,480)	—	—	—	(8,480)
Other comprehensive income		—	—	—	—	—	13,193	—	13,193

Total comprehensive income for the period		—	—	—	(8,480)	—	13,193	—	4,713
Dividend paid in respect of previous year	10	—	—	—	(121,352)	—	—	—	(121,352)

At 28 February 2013		80,902	1,188,005	7	1,921,317	165,156	13,193	(1,826)	3,366,754

The notes on pages 016 to 028 form part of this interim financial report.

015     Hong Kong Television Network Limited     Interim Report 2014

Unaudited Condensed Consolidated

Cash Flow Statement

For the six months ended 28 February 2014

	Six months ended
	28 February
	2014	2013
	HK$’000	HK$’000
Net cash outflow from operating activities	(133,975)	(190,909)
Net cash inflow/(outflow) from investing activities	106,328	(1,593,884)
Net cash inflow from financing activities	156,182	195,646

Increase/(decrease) in cash and cash equivalent	128,535	(1,589,147)
Cash and cash equivalent at 1 September	347,849	2,080,053
Effect of foreign exchange rate changes	(860)	576

Cash and cash equivalent at 28 February	475,524	491,482

The notes on pages 016 to 028 form part of this interim financial report.

016     Hong Kong Television Network Limited     Interim Report 2014

Notes to Unaudited

Interim Financial Report

(Expressed in Hong Kong dollars)

1	BASIS OF PREPARATION

This unaudited interim financial report of Hong Kong Television Network Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 24 April 2014.

This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the preparation of the consolidated financial statements for the year ended 31 August 2013, except for the newly adopted accounting policies as set out in note 2.

The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended 31 August 2013. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s independent review report to the Board of Directors is included on page 029 of this interim financial report. In addition, this interim financial report has been reviewed by the Company’s Audit Committee.

The financial information relating to the financial year ended 31 August 2013 that is included in the consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2013 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 13 November 2013.

2	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new IFRSs, which term collectively includes all applicable individual IFRSs, IASs and Interpretations and amendments to IFRSs, that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS/HKFRS 13, Fair value measurement

•	Amendments to IFRS/HKFRS 7 – Disclosures – Offsetting financial assets and financial liabilities

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

017     Hong Kong Television Network Limited     Interim Report 2014

2	CHANGES IN ACCOUNTING POLICIES (continued)

IFRS/HKFRS 13, Fair value measurement

IFRS/HKFRS 13 replaces existing guidance in individual IFRSs/HKFRSs with a single source of fair value measurement guidance. IFRS/HKFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. Some of the disclosures are specifically required for financial instruments in the interim financial reports. The Group has provided those disclosures in note 22. The adoption of IFRS/ HKFRS 13 does not have any material impact on the fair value measurements of the Group’s assets and liabilities.

Amendments to IFRS/HKFRS 7 – Disclosures – Offsetting financial assets and financial liabilities

The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognised financial instruments that are set off in accordance with IAS/HKAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS/HKAS 32.

The adoption of the amendments does not have an impact on the Group’s interim financial report because the Group has not offset financial instruments, nor has it entered into any master netting arrangement or similar agreement which is subject to the disclosure requirements of IFRS/HKFRS 7.

3	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of multimedia production and distribution and other multimedia related services (the “Multimedia Business”). In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. Accordingly, no operating segment information is presented.

4	COST OF SALES

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, content production and provision of artiste management services.

5	OTHER INCOME, NET

	Six months ended
	28 February
	2014	2013
	HK$’000	HK$’000
Bank interest income	7,809	16,078
Dividend income from available-for-sale equity securities	416	—
Interest income from available-for-sale debt securities	46,607	22,472
Gain on disposal of available-for-sale securities	2,017	805
Rentals from investment properties	5,783	5,714
Net exchange gain	138	5,566
Others	276	35

	63,046	50,670

018     Hong Kong Television Network Limited     Interim Report 2014

6	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/(crediting) the following:

	Six months ended
	28 February
	2014	2013
	HK$’000	HK$’000
(a) Finance costs, net
Interest element of finance leases	3	5
Interest on bank loans	2,377	416
Change in fair value of derivative financial instrument	(1,796)	(2,084)
Other borrowing costs	2,182	3,268

	2,766	1,605

(b) Other items
Advertising and marketing expenses	49	3,482

Depreciation of fixed assets	13,702	12,653
Less: Depreciation capitalised as programme costs	(1,329)	(4,291)

	12,373	8,362
Amortisation of intangible assets	12,498	10,096
Allowance for doubtful debts	—	100
Loss on disposal of fixed assets	—	9
Write off of artiste prepayments	17,414	9,859
Provision for committed artiste payments	20,097	—

(c) Talent costs
Wages and salaries	82,842	105,218
Retirement benefit costs – defined contribution plans	3,560	4,963

	86,402	110,181
Less: Talent costs capitalised as programme costs	(33,438)	(61,474)
Talent costs included in cost of sales	—	(6,342)

	52,964	42,365

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

7	IMPAIRMENT LOSSES

As at 28 February 2014, the Group identified indications of impairment and conducted an impairment testing in respect of its fixed assets (except for investment properties), intangible assets and programme costs relating to the Multimedia Business. The recoverable amounts of these assets were based on the value in use of the Multimedia Business, determined by discounting future cash flows to be generated from the continuing use of these assets taking into consideration of those post balance sheet events as mentioned in Note 26. The Group assessed the recoverable amounts of these assets which were below their carrying amounts and as such, impairment losses of HK$32,000,000 were recognised as of 28 February 2014.

019     Hong Kong Television Network Limited     Interim Report 2014

8	OTHER COMPREHENSIVE INCOME

(a) Tax effects relating to other comprehensive income

		Six months ended 28 February
		2014			2013
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Available-for-sale securities: net movement in fair value reserve	41,663	—	41,663	13,193	—	13,193

(b) Components of other comprehensive income, including reclassification adjustments

	Six months ended
	28 February
	2014	2013
	HK$’000	HK$’000
Available-for-sale securities: net movement in fair value reserve
– Changes in fair value recognised during the period	43,680	13,998
– Reclassified to profit or loss upon disposal	(2,017)	(805)

	41,663	13,193

9	INCOME TAX (EXPENSE)/CREDIT

The provision for income tax is calculated by applying the Hong Kong Profits Tax rate of 16.5% (2013: 16.5%) to the six months ended 28 February 2014.

The amount of income tax (expense)/credit in the consolidated income statement represents:

	Six months ended
	28 February
	2014	2013
	HK$’000	HK$’000
Current taxation
Hong Kong Profits Tax	110	—
Deferred taxation
Origination and reversal of temporary differences	(204)	2,971

	(94)	2,971

020     Hong Kong Television Network Limited     Interim Report 2014

10	DIVIDENDS

(a)	Dividends attributable to the current interim period

The Board has resolved not to declare any interim dividend for the six months ended 28 February 2014.

(b)	Dividends attributable to the previous financial year, approved and paid during the prior interim period

According to the Annual General Meeting on 31 December 2012, it was approved that the final dividend for year ended 31 August 2012 was HK15 cents per ordinary share. The dividend was paid on 24 January 2013.

11	LOSS PER SHARE

The calculation of basic loss per share is based on the loss for the period of HK$119,578,000 (six months ended

28 February 2013: HK$8,480,000) and the weighted average of 809,017,000 (six months ended 28 February 2013: 809,017,000) ordinary shares in issue during the interim period.

The diluted loss per share was the same as the basic loss per share as no potential ordinary share was outstanding during the interim period.

12	FIXED ASSETS

	28 February	31 August
	2014	2013
	HK$’000	HK$’000
At the beginning of the period/year	531,277	477,141
Additions	2,190	37,708
Additions through acquisition of a subsidiary (note 25)	13,645	—
Disposal (note b)	(9,200)	(350)
Fair value adjustment on investment properties (note a)	—	43,400
Depreciation charge	(13,702)	(26,622)
Impairment losses (note 7)	(7,746)	—

At the end of the period/year	516,464	531,277

Notes:

(a)	All investment properties of the Group were revalued as at 28 February 2014 on an open market value basis calculated by reference to net rental income allowing for reversionary income potential. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued.
(b)	During the six months period ended 28 February 2014, the Group disposed of an investment property with carrying value of HK$9,200,000. Proceed from the disposal of the investment property was HK$9,200,000 with the relevant revaluation reserve of HK$5,397,000 realised and transferred to retained profits.

021     Hong Kong Television Network Limited     Interim Report 2014

13	INTANGIBLE ASSETS

	28 February	31 August
	2014	2013
	HK$’000	HK$’000
At the beginning of the period/year	291,366	311,726
Additions through acquisition of a subsidiary (note 25)	146,591	—
Amortisation	(12,498)	(20,360)
Impairment losses (note 7)	(13,554)	—

At the end of the period/year	411,905	291,366

Intangible assets included the indefeasible right of use in certain capacity of the telecommunications network of the former subsidiary for a term of 20 years and right to use of the telecommunications services from the former subsidiary for a term of 10 years. During the period, the Group acquired a wholly-owned subsidiary and recorded an intangible asset in the amount of HK$146,591,000 relating to the spectrum with frequency at 678 – 686 MHz and microwave link the frequency range of 7910 – 7920 MHz (the “Spectrum”) for the provision of broadcast-type mobile television services for a period of about 12 years.

14	OTHER FINANCIAL ASSETS

	28 February	31 August
	2014	2013
	HK$’000	HK$’000
Available-for-sale debt securities
– Maturity dates within 1 year	369,600	341,337
– Maturity dates over 1 year	1,610,103	1,581,553

	1,979,703	1,922,890
Available-for-sale equity securities
– Listed	26,255	27,724
– Unlisted	11,152	11,000

	37,407	38,724

	2,017,110	1,961,614

All of these financial assets were carried at fair value as at 28 February 2014.

022     Hong Kong Television Network Limited     Interim Report 2014

15	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable, based on date of billing, is analysed as follows:

	28 February 2014 HK$’000	31 August 2013 HK$’000
Current –30 days	979	743
31–60 days	6	554
61–90 days	—	—
Over 90 days	297	128

	1,282	1,425
Less: Allowance for doubtful debts	(100)	(100)

	1,182	1,325

The majority of the Group’s accounts receivable are due within 30 days from the date of billing. In general, customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

16	ACCOUNTS PAYABLE

The aging analysis of the accounts payable, based on date of billing, is analysed as follows:

	28 February 2014 HK$’000	31 August 2013 HK$’000
Current –30 days	3,454	1,147
31–60 days	82	140
61–90 days	59	119
Over 90 days	1,920	2,668

	5,515	4,074

17	BANK LOANS

At 28 February 2014, the bank loans were repayable as follows:

	28 February 2014 HK$’000	31 August 2013 HK$’000
Within 1 year	693,228	531,883

At 28 February 2014, the uncommitted banking facilities of the Company amounted to HK$2,545,651,000 (31 August 2013: HK$2,543,728,000). As of 28 February 2014, the facilities were utilised to the extent of bank loans of HK$693,228,000 (31 August 2013: HK$531,883,000). The bank loans bore fixed interest rate ranged from 0.6% to 0.7% (31 August 2013: 0.6% to 0.8%) per annum and were secured by certain of the Group’s available-for-sale securities with an equivalent amount to the bank loans.

All of the Company’s banking facilities are subject to the fulfilment of covenants as are commonly found in lending arrangements with financial institutions. If the Company were to breach the covenants, the drawn down facilities would become payable on demand. The Company regularly monitors its compliance with these covenants. As at 28 February 2014 and 31 August 2013, none of the covenants relating to drawn down facilities had been breached.

023     Hong Kong Television Network Limited     Interim Report 2014

18	OBLIGATIONS UNDER FINANCE LEASES

	28 February 2014 HK$’000	31 August 2013 HK$’000
Obligation under finance leases (note)	115	160
Current portion of obligations under finance leases	(91)	(90)

	24	70

Note: The Group’s finance lease liabilities were repayable as follows:

	28 February 2014			31 August 2013
	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000
Within 1 year	91	3	94	90	5	95
After 1 year but within 2 years	24	—	24	70	1	71

	115	3	118	160	6	166

19	DERIVATIVE FINANCIAL INSTRUMENT

	28 February 2014 HK$’000	31 August 2013 HK$’000
Interest rate swap, at fair value through profit or loss	3,385	5,181

As at 28 February 2014 and 31 August 2013, the Group has a 5-year interest rate swap contract with a notional amount of HK$175,000,000 to hedge against the interest rate risk of a long term bank loan which was repaid in March 2011. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognised initially at fair value and is remeasured at each balance sheet date.

The interest rate swap does not qualify for hedge accounting under IAS/HKAS 39, Financial instruments: Recognition and measurement, and therefore changes in its fair value is recognised immediately in profit or loss.

20	DEFERRED TAXATION

The movements of the net deferred tax liabilities recognised in the consolidated balance sheet are as follows:

	28 February 2014 HK$’000	31 August 2013 HK$’000
At the beginning of the period/year	(227)	(1,346)
Deferred taxation (charged)/credited to income statement
– relating to the origination and reversal of temporary differences	(204)	1,119

At the end of the period/year	(431)	(227)

024     Hong Kong Television Network Limited     Interim Report 2014

20	DEFERRED TAXATION (continued)

As at 28 February 2014, the Group has not recognised deferred tax assets in respect of deductible temporary differences and unused tax losses with an aggregate amount of HK$345,160,000 (31 August 2013: HK$204,948,000) as it was not probable that future taxable profits against which these differences could be utilised would be available in the relevant tax jurisdictions. The unused tax losses do not expire under the current tax legislation.

The components of deferred tax assets and liabilities in the consolidated balance sheet and the related movements during the period/year are as follows:

	Tax losses carried forward
	28 February 2014 HK$’000	31 August 2013 HK$’000
Deferred tax assets:
At the beginning of the period/year	15,725	10,757
Credited to income statement	1,964	4,968

At the end of the period/year	17,689	15,725

	Depreciation allowances in excess of the related depreciation
	28 February 2014 HK$’000	31 August 2013 HK$’000
Deferred tax liabilities:
At the beginning of the period/year	(15,952)	(12,103)
Charged to income statement	(2,168)	(3,849)

At the end of the period/year	(18,120)	(15,952)

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

	28 February 2014 HK$’000	31 August 2013 HK$’000
Deferred tax assets	—	—
Deferred tax liabilities	(431)	(227)

	(431)	(227)

025     Hong Kong Television Network Limited     Interim Report 2014

21	SHARE CAPITAL

	28 February 2014		31 August 2013
	No. of shares	Amount HK$’000	No. of shares	Amount HK$’000
Authorised:
Ordinary shares of HK$0.1 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:
At the beginning/end of the period/year	809,016,643	80,902	809,016,643	80,902

22	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities measured at fair value

The following table presents the fair value of the Group’s financial instruments measured at the balance sheet date on a recurring basis, categorised into the three-level fair value hierarchy defined in IFRS/HKFRS 13, Fair value measurement. The level into which a fair value measurement is classified as determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair values measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical financial assets or liabilities at the measurement date

•	Level 2 valuations: Fair values measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using unobservable inputs. Unobservable inputs are inputs for which market date are not available

•	Level 3 valuations: Fair values measured using significant unobservable inputs

	Fair value at	Fair value measurements as at
	28 February	28 February 2014 categorised into
	2014	Level 1	Level 2	Level 3
	HK$’000	HK$’000	HK$’000	HK$’000
Recurring fair value measurements
Assets:
Other financial assets
– Available-for-sale debt securities	1,979,703	—	1,979,703	—
– Available-for-sale equity securities	37,407	26,255	11,152	—
Liabilities:
Derivative financial instrument
– Interest rate swap	(3,385)	—	(3,385)	—

026     Hong Kong Television Network Limited     Interim Report 2014

22	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (continued)

(a)	Financial assets and liabilities measured at fair value (continued)

	Fair value at 31 August	Fair value measurements as at 31 August 2013 categorised into
	2013 HK$’000	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000
Recurring fair value measurements
Assets:
Other financial assets
– Available-for-sale debt securities	1,922,890	—	1,922,890	—
– Available-for-sale equity securities	38,724	27,724	11,000	—
Liabilities:
Derivative financial instrument
– Interest rate swap	(5,181)	—	(5,181)	—

During the six months ended 28 February 2014, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the balance sheet date in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the balance sheet date.

The fair value of the interest rate swap is determined based on the discounted cash flow technique which takes into account estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

(b)	Fair value of financial instruments carried at other than fair value

The carrying amounts of the Group’s other financial instruments carried at cost or amortised cost are not materially different from their fair value as at 28 February 2014 and 31 August 2013.

23	COMMITMENTS

(a)	Capital commitments

	28 February	31 August
	2014 HK$’000	2013 HK$’000
Purchase of computer and office equipment
– Contracted but not provided for	72	3,465
Construction of Multimedia Production and Distribution Centre
– Authorised but not contracted for	845,174	845,603
– Contracted but not provided for	5,289	7,168

027     Hong Kong Television Network Limited     Interim Report 2014

23	COMMITMENTS (continued)

(b)	Commitments under operating leases

At 28 February 2014 and 31 August 2013, the Group has future minimum lease payments under non-cancellable operating leases as follows:

	28 February	31 August
	2014	2013
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
Within 1 year	3,479	2,172

(c)	Production cost commitments

The Group entered into several long-term agreements with certain production-related talents and artistes for future production in the Group’s Multimedia Business. Minimum amounts of production costs to be paid by the Group are analysed as follows:

	28 February	31 August
	2014	2013
	HK$’000	HK$’000
Production costs which are payable:
Within 1 year	69,407	81,472
After 1 year but within 5 years	13,600	31,146

	83,007	112,618

24	MATERIAL RELATED PARTY TRANSACTIONS

The Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel of the Group is as follows:

	Six months ended
	28 February
	2014	2013
	HK$’000	HK$’000
Short-term employee benefits	10,881	11,282
Post-employment benefits	896	1,009

	11,777	12,291

25	ACQUISITION OF A SUBSIDIARY

On 20 December 2013, the Company completed the acquisition of Hong Kong Mobile Television Network Limited (the “HKMTV”, formerly known as China Mobile Hong Kong Corporation Limited) at an aggregate of cash consideration and related transaction costs of HK$157,539,000. This transaction has been accounted for as an acquisition of assets and the Company recorded intangible assets of HK$146,591,000, fixed assets of HK$13,645,000 and other payables of HK$2,697,000, as at the date of acquisition.

028     Hong Kong Television Network Limited     Interim Report 2014

26	POST BALANCE SHEET EVENTS

On 11 March 2014, the Company received an unfavourable reply from Office of the Communications Authority (“OFCA”) on certain legal and technical aspects of the Company’s mobile television business, particularly the adoption of DTMB transmission standard for the provision of broadcast-type mobile television services. The Company expected that the original launch date of its mobile television services around 1 July 2014 would be postponed. On 11 April 2014, the Company has filed an application for leave to apply for judicial review in respect of OFCA’s position on the provision of broadcast-type mobile television services (“Judicial Review on Mobile Television Services”).

Apart from this, the Company is currently seeking different ways to operate its mobile television services, including exploring with OFCA about the technical feasibility of adopting an alternative transmission standard so as to operate the mobile television services within the parameters set by OFCA and submission on 11 April 2014 of a new application for a domestic free television programme service licence to OFCA.

On 22 April 2014, the Company received a reply from OFCA’s solicitor in respect of the Company’s letters dated 21 March 2014 and dated 8 April 2014 regarding exploring the technical feasibility of adopting an alternative transmission standard for operating the mobile television services, OFCA’s solicitor indicated that it would be inappropriate to conduct parallel correspondence on issues while an application for leave to apply for Judicial Review on Mobile Television Services is under processing.

The Group recognised impairment losses of HK$32,000,000 as of 28 February 2014 in respect of the Group’s assets relating to the Multimedia Business included fixed assets (except for investment properties), intangible assets and programme costs (Note 7). The Company will continue to assess the realisability of its assets relating to the Multimedia Business taking into account the developments in the legal and technical aspects of the mobile television services and other Multimedia Business development.

27	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE PERIOD ENDED 28 FEBRUARY 2014

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a few amendments and a new standard which are not yet effective for the six months period ended 28 February 2014 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for
accounting periods
beginning on or after
Amendments to IAS/HKAS 32, Financial instruments: Presentation – Offsetting financial assets and financial liabilities	1 January 2014
Amendments to IFRS/HKFRS 10, Consolidated financial statements, IFRS/HKFRS 12, Disclosure of interests in other entities and IAS/HKAS 27, Separate financial statements – Investment in entities	1 January 2014
Amendments to IAS/HKAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets	1 January 2014
IFRS/HKFRS 9, Financial instruments	1 January 2015

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

029     Hong Kong Television Network Limited     Interim Report 2014

Independent Review Report

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF HONG KONG TELEVISION NETWORK LIMITED

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on pages 011 to 028 which comprises the consolidated balance sheet of Hong Kong Television Network Limited and its subsidiaries as of 28 February 2014 and the related consolidated income statement, consolidated statement of comprehensive income, and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International/Hong Kong Accounting Standard 34, Interim financial reporting issued by the International Accounting Standards Board/Hong Kong Institute of Certified Public Accountants (“IAS/ HKAS 34”). The directors are responsible for the preparation and presentation of the interim financial report in accordance with IAS/HKAS 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 28 February 2014 is not prepared, in all material respects, in accordance with IAS/HKAS 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

24 April 2014

030     Hong Kong Television Network Limited     Interim Report 2014

Other Information

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the six months ended 28 February 2014.

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

As at 28 February 2014, the interests or short positions of the Company’s Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) were as follows:

Long positions in ordinary shares and underlying shares of the Company

	Interests in shares				Interests in underlying shares pursuant to share options		Approximate percentage interests in the Company’s
Name of Director	Personal interests	Corporate interests	Family Interests	Total interests in shares		Aggregate Interests	issued share capital (note 1)
Mr. Wong Wai Kay, Ricky	15,236,893	339,814,284	—	355,051,177	—	355,051,177	43.89%
		(note 2(i))
Mr. Cheung Chi Kin, Paul	25,453,424	24,924,339	—	50,377,763	—	50,377,763	6.23%
		(note 2(ii))
Ms. To Wai Bing	95,239	—	—	95,239	—	95,239	0.01%
Ms. Wong Nga Lai, Alice	50,000	—	—	50,000	—	50,000	0.01%

Notes:

1.	This percentage is based on 809,016,643 ordinary shares of the Company issued as at 28 February 2014.
2.	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	339,814,284 Shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholder” in this report.

(ii)	24,924,339 Shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

Save as disclosed above, as at 28 February 2014, none of the Directors nor the chief executive (including their spouse and children under 18 years of age) of the Company had any interest or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

031     Hong Kong Television Network Limited     Interim Report 2014

SHARE OPTION SCHEME

On 31 December 2012, the Company adopted a share option scheme (the “Scheme”). Under the Scheme, share options may be granted to eligible participants include employee, executives or officers (including Executive, Non-executive and Independent Non-executive Directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group and those who have contributed or will contribute to the Group at any time within ten years after its adoption at the discretion of the Board of the Company.

During the six months ended 28 February 2014, no share options have been granted under the Scheme by the Company.

SUBSTANTIAL SHAREHOLDER

At 28 February 2014, the interests or short positions of the persons, other than the Directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in shares in long positions	Percentage interests (note)
Top Group International Limited	339,814,284	42.00%

Note: This percentage is based on 809,016,643 ordinary shares of the Company issued as at 28 February 2014.

Save as disclosed above, as at 28 February 2014, the Company had not been notified of any persons (other than the Directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Throughout the period for six months ended 28 February 2014, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report in Appendix 14 of the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry of all Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the period for six months ended 28 February 2014.

032     Hong Kong Television Network Limited     Interim Report 2014

UPDATE ON DIRECTORS’ INFORMATION

Changes in the information of Directors of the Company since the disclosure made in the 2013 annual report of the Company, that are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules, are set out below:

(1)	Mr. Mak Wing Sum, Alvin was appointed as an Independent Non-executive Director of Goldpac Group Limited, a listed public company in Hong Kong, with effect from 15 November 2013.

(2)	During the period for six months ended 28 February 2014, the Executive Directors, namely Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice received discretionary performance bonus payments of HK$559,000, HK$559,000, HK$188,000 and HK$188,000 respectively. The basis of determining the Directors’ emoluments (including bonus payments) remain unchanged during the six months ended 28 February 2014.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 28 February 2014.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 28 February 2014 (six months ended 28 February 2013: Nil).

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 24 April 2014